UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010.

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is hereby incorporated by reference into (i) the Company’s Registration Statement on Form F-3 (Reg. No. 333-147099), the related prospectus supplements filed with the SEC on December 17, 2007, January 16, 2009 and March 27, 2009, (ii) the Company’s Registration Statement on Form S-8 (Reg. No. 333-138449) filed with the SEC on November 6, 2006 and the reoffer prospectus, dated November 6, 2006, contained therein and (iii) the Company’s Registration Statement on Form F-3 (Reg. No. 333-169101).

EXHIBIT INDEX

99.1	Operating and Financial Review and Prospects and Condensed Consolidated Financial Statements (Unaudited) for the Three and Nine Months Ended September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2010

DANAOS CORPORATION

By:	/s/ Dimitri J. Andritsoyiannis
Name: Dimitri J. Andritsoyiannis
Title: Vice President & Chief Financial Officer